Exhibit 99.1

DOGNESS (INTERNATIONAL) CORPORATION
NO. 16 N. DONGKE ROAD, TONGSHA INDUSTRIAL ZONE, DONGGUAN, GUANGDONG

PEOPLE’S REPUBLIC OF CHINA

PROXY STATEMENT AND NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED JUNE 30, 2022

To the shareholders of	September 13, 2022
Dogness (International) Corporation	Dongguan, China

To our shareholders:

It is my pleasure to invite you to our Annual Meeting of Shareholders for the fiscal year ended June 30, 2022 on October 18, 2022, at 9:00 a.m. China Time (9:00 p.m. Eastern Time on October 17, 2022). The meeting will be held at our executive office at No. 16 N. Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong, China. The meeting will be held as a hybrid virtual and physical meeting. Shareholders unable to attend in person may attend by visiting http://dogness.com/shareholdermeeting/2022october which will redirect to the meeting website. Due to the global impact of the coronavirus outbreak, we encourage shareholders to attend the meeting virtually where possible.

The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY EMAIL, THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Silong Chen
Silong Chen
Chairman

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS FOR THE FISCAL YEAR ENDED JUNE 30, 2022
DOGNESS (INTERNATIONAL) CORPORATION

TIME:	9:00 A.M., Beijing Time, on October 18, 2022 (9:00 P.M., Eastern Time, on October 17, 2022)

PLACE:	No. 16 N. Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong, China.

The Meeting will also be held virtually http://dogness.com/shareholdermeeting/2022october.

ITEMS OF BUSINESS:

(1)	The election of five members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2023 or until their successors are duly elected and qualified;

(2)	The ratification of the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2022;

(3)	To approve an amendment to the Memorandum and Articles of Association to provide that the Class B Shares shall be entitled to ten (10) votes per share;

(4)	To approve a change to the maximum number of shares that the Company is authorized to issue from 100,000,000 made up of two classes with a par value of US$0.002 each, being 90,931,000 Class A Shares and 9,069,000 Class B Shares to 110,000,000 made up of two classes with a par value of US$0.002 each, being 90,931,000 Class A Shares and 19,069,000 Class B Shares;

(5)	To approve the Amended and Restated Memorandum and Articles of Association of the Company; and

(6)	To Transact any other business properly coming before the meeting.

WHO MAY VOTE:	You may vote if you were a shareholder of record on September 12, 2022.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about September 15, 2022.

By order of the Board of Directors,

/s/ Silong Chen
Silong Chen
Chairman

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED JUNE 30, 2022

What am I voting on?

You will be voting on the following:

(1)	The election of five members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2023 or until their successors are duly elected and qualified;

(2)	The ratification of the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2022;

(3)	To approve an amendment to the Memorandum and Articles of Association to provide that the Class B Shares shall be entitled to ten (10) votes per share;

(4)	To approve a change to the maximum number of shares that the Company is authorized to issue from 100,000,000 made up of two classes with a par value of US$0.002 each, being 90,931,000 Class A Shares and 9,069,000 Class B Shares to 110,000,000 made up of two classes with a par value of US$0.002 each, being 90,931,000 Class A Shares and 19,069,000 Class B Shares.

(5)	To approve the Amended and Restated Memorandum and Articles of Association of the Company; and

(6)	The transaction of any other business properly coming before the meeting.

Who is entitled to vote?

You may vote if you owned Class A shares or Class B shares of the Company as of the close of business on September 12, 2022. Each Class A share is entitled to one vote, and each Class B share is entitled to three votes on all matters subject to vote at the annual meeting. As of September 12, 2022, we had 30,205,259 Class A shares (not including 220,000 Class A shares underlying options granted to management, and warrants to purchase an aggregate of 2,714,085 Class A shares issued to the investors and the placement agent in the 2021 and 2022 offering) and 9,069,000 Class B shares.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have three voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By email, by emailing your signed proxy card to akotlova@bizsolaconsulting.com; or

(3)	By mail, by completing, signing and returning the enclosed proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by email, or by mail.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the meeting, (2) voting again over the Internet prior to 4:00 p.m., Eastern Time, on October 17, 2022, (3) voting again by email prior to 4:00 p.m., Eastern Time, on October 17, 2022, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” the election of all nominees under Proposal 1, and voted in favor of Proposal 2, Proposal 3, Proposal 4, and Proposal 5 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting. Unsigned proxies will not be voted or counted.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account by email or on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How can I attend the meeting?

The meeting is open to all holders of the Company’s shares as of September 12, 2022. The meeting will be held as a hybrid virtual and physical meeting. Shareholders unable to attend in person may attend by visiting http://dogness.com/shareholdermeeting/2022october, which will redirect to the meeting website. Due to the global impact of the coronavirus outbreak, the Company encourages shareholders to attend the meeting virtually where possible. Whether you attend in person or virtually, the Company recommends that shareholders arrive at least a half-hour early to facilitate an on-time beginning to the meeting.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting. You may also submit questions in advance via email to info@dogness.com. Such questions will also be addressed at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by internet, email or mail. In order for us to conduct our meeting, at least one-half (1/2) of our outstanding shares (by vote, with Class A having one vote and Class B having three votes per share) as of September 12, 2022 must be present in person or by proxy. This is referred to as a quorum. Abstentions will be counted for purposes of establishing a quorum at the meeting. In the event we do not have quorum at the time set for the meeting, we are required to adjourn the meeting until the following week, at which time quorum will be satisfied if shares representing at least one-third (1/3) of the total issued voting power of our company are present in person or by proxy. Because our Class A shares are entitled to one (1) vote and our Class B shares are entitled to three (3) votes, the presence of holders of the Class B shares will have a significant impact on whether any meeting of shareholders has quorum.

How many votes are needed to approve the Company’s proposals?

Proposal 1. The nominees receiving the highest number of “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2. The ratification of the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2022 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 3. The approval of the amendment to the Memorandum and Articles of Association to provide that the Class B Shares shall be entitled to ten (10) votes per share requires more than that a majority of each class of shares of the Company cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 4. The approval of the change to the maximum number of shares that the Company is authorized to issue from 100,000,000 made up of two classes with a par value of US$0.002 each, being 90,931,000 Class A Shares and 9,069,000 Class B Shares to 110,000,000 made up of two classes with a par value of US$0.002 each, being 90,931,000 Class A Shares and 19,069,000 Class B Shares requires a majority of each class of shares of the Company cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 5. The approval of the Amended and Restated Memorandum and Articles of Association of the Company requires a majority of the votes cast of each class of shares of the Company cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

PROPOSAL ONE

ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

A brief biography of each Director follows. Our Board of Directors, upon the recommendation of the Nominating Committee, has nominated five Directors for election to be on the Board of Directors for a one-year term expiring in 2023. You are asked to vote for these nominees to serve as members of the Board of Directors. All candidates for the Board have consented to serve if elected.

Qingshen Liu

Director Nominee (Independent)
Age — 48

Director since 2018

Dr. Qingshen Liu is an associate professor in the Faculty of Animal Science at South China Agriculture University. He has many years of experience in teaching, research, and social services and focuses on commercial animal breeding, nutrition, and biotechnology. Dr. Liu’s vast industry involvement includes senior roles at the Chinese Association of Animal Science and Veterinary Medicine, the Guangdong Zoological Society, the Guangdong Association of Animal Husbandry and Veterinary Medicine, the Guangdong Pet Industry Technology Innovation Alliance, the Guangdong Vocational Education Strategic Alliance for the pet industry, and the China Native Dog Protection Association. He is also a consultant for the China Pet Health Nutrition Association, the Dongguan Pet Industry Association, and the Guangdong Province Science and Technology Project. He is an editor of Kennel Technology and the Guangdong Journal of Animal and Veterinary Science. Dr. Qingshen Liu holds a Ph.D in animal nutrition and feed science from South China Agricultural University. We have nominated Dr. Liu because of his expertise in animal science and knowledge of research, product development and education.

Zhiqiang Shao

Director Nominee (Independent)
Age — 47

Director since 2017

Mr. Shao has been an independent director since 2017. Since May 2015, Mr. Shao has been the Vice Risk Control Officer in Paisheng Technology Group Co., Ltd, where he is responsible for implementing the company’s corporate risk control strategy. From March 2010 through April 2015, Mr. Shao was the Financial and Risk Control Director at Dongguan Xiangbang Credit Guarantee Ltd. From November 2006 through February 2010, Mr. Shao was the Financial and Risk Control Manager at China Zhongkezhi Guarantee Group Co., Ltd, Dongguan Branch. From July 1996 to October 2006, Mr. Shao worked as the Financial Manager for Huiyang Wanli Plastic Products Co., Ltd/Dongguan Wanjia Toys Co., Ltd. In July 1996, he graduated from a three-year college in Accounting, Shanghai Lixin Institute of Accounting and Finance (formerly Shanghai Lixin College of Accounting), and earned his Bachelor in Financial Management from South China Normal University in May 2017. We believe Mr. Shao’s experience with accounting and risk management make him a qualified member of our Board of Directors.

Changqing Shi

Director Nominee (Independent)

Age – 39

Mr. Shi has been nominated to serve on our Board of Directors. Since September 2019, Mr. Shi has been the Deputy General Manager of Dongguan Newspaper Culture Communication Co., Ltd. From May 2018 through August 2019, he was Executive Dean of Duowei Training Institute. From April 2017 through April 2018, Mr. Shi was Vice Principal of Guangdong School of Science and Technology. From September 2016 through March 2017, he was Vice Principal of Dongguan Yuehua School. From May 2014 through August 2016, Mr. Shi was the Chief Counselor of the Dongguan Youth Leadership Program. Mr. Shi earned his B.A. from Yantai Normal University and is studying for a master’s degree in cultural industry management from Peking University. We have nominated Mr. Shi to serve as a member of our Board of Directors due to his media experience and corporate governance experience, which we are hopeful will benefit Dogness’ efforts to promote its products and brand and to further Dogness’ efforts to grow as a public company. If elected, Mr. Shi will serve on the Nominating and Corporate Governance, Compensation and Auditing Committees and will serve as the Chairman of the Nominating and Corporate Governance Committee, while Mr. Liu will become Chairman of the Compensation Committee.

Silong Chen

Director Nominee and Chief Executive Officer

Age — 40

Director since 2017

Mr. Chen serves as our Chief Executive Officer and Chairman of our Board of Directors. Mr. Chen founded our Chinese subsidiary in 2003 and has more than 15 years of experience in the pet products industry. Mr. Chen created the brand Dogness in 2008. Since 2017, Mr. Chen has served as the executive director of the Guangdong Province Economic Research Institute. We have nominated Mr. Chen to serve as a director because of his expertise and experience in the pet supply industry.

Yunhao Chen

Director Nominee and Chief Financial Officer

Age — 45

Director since 2019

Dr. Chen serves as our Chief Financial Officer. Prior to joining our company, Dr. Chen served as the CFO for a US company since 2014, where she directed and managed the company’s financial reporting and accounting functions. With a Ph.D. in Accounting and an MBA in finance from the University of Minnesota, and a BE degree from University of International Business and Economics of China, Dr. Chen has also been active in the academic area. From 2007 to 2014, Dr. Chen has been a faculty member at Florida International University and University of Miami. From 2011 till present, she has been teaching at Southern Medical University as a Visiting Professor (Healthcare MBA). We have chosen Dr. Chen as our Chief Financial Officer because of her knowledge and experience with U.S. GAAP and SEC reporting and compliance requirements. She holds a CPA license and has conducted analyses and research of a large amount of formal filings of SEC registrants, with focuses on financial disclosure, capital market anomaly, business valuation, internal control and auditing, corporate tax avoidance, and earnings-returns relation. Dr. Chen also published research results in both accounting and finance journals such as Journal of American Tax Association, Journal of Information System, and Financial Management. We have nominated Dr. Chen as a director because of her experience with financial matters and her knowledge of our company’s operations.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Silong Chen currently holds both the positions of Chief Executive Officer and Chairman of the Board. These two positions have not been consolidated into one position; Mr. Chen simply holds both positions at this time. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE

NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO

RATIFICATION OF THE APPOINTMENT OF AUDIT ALLIANCE LLP

(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2022. The Audit Committee of the Board of Directors has appointed Audit Alliance LLP to serve as the Company’s fiscal year 2022 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of Audit Alliance LLP be ratified by shareholders.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

Yes. Audit Alliance LLP serves as the Company’s independent registered public accountant for the year ended June 30, 2022, and Prager Metis CPAs, LLC served as the Company’s independent registered public accountant for the year ended June 30, 2021.

During the Company’s fiscal year 2021 through the dismissal of Prager Metis CPAs, LLC on July 13, 2022, there were no disagreements between the Company and Prager Metis CPAs, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Prager Metis CPAs, LLC, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company’s consolidated financial statements for such periods. In addition, Prager Metis CPAs, LLC’s report on the financial statements as of and for the years ended June 30, 2021 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report on the financial statements of the Company for the year ended June 30, 2021 contained an uncertainty about the Company’s ability to continue as a going concern. During the Company’s year ended June 30, 2021 through the dismissal of Prager Metis CPAs, LLC on July 13, 2022, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

What services does Audit Alliance LLP provide?

Audit services provided by Audit Alliance LLP for fiscal 2022 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Will a representative of Audit Alliance LLP be present at the meeting?

One or more representatives of Audit Alliance LLP may be present at the meeting. The representatives will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of Audit Alliance LLP is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF

AUDIT ALLIANCE LLP AS THE COMPANY’S FISCAL 2022 INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL THREE

APPROVAL OF AN AMENDMENT TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION
(ITEM 3 ON THE PROXY CARD)

What am I voting on?

A proposal to approve an amendment to the Memorandum and Articles of Association to provide that the Class B shares shall be entitled to ten (10) votes per share.

Potential Effects of Amendment

The increased voting power of the Class B shares could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

The current Memorandum and Articles of Association authorizes 9,069,000 Class B shares which are held by Fine victory holding company Limited, of which Silong Chen, the Company’s Chief Executive Officer, may be deemed to have voting and dispositive power. As of the date of this proxy statement, Silong Chen holds 47.72% of the voting power, and will hold 75.02% of the voting power after the approval of this proposal.

WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

PROPOSAL FOUR

AMENDMENT OF AN AMENDMENT TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION
(ITEM 4 ON THE PROXY CARD)

What am I voting on?

A proposal to approve a change to the maximum number of shares that the Company is authorised to issue from 100,000,000 made up of two classes with a par value of US$0.002 each, being 90,931,000 Class A Shares and 9,069,000 Class B Shares to 110,000,000 made up of two classes with a par value of US$0.002 each, being 90,931,000 Class A Shares and 19,069,000 Class B Shares;

Potential Effects of Amendment

The increased numbers of authorized Class B Shares could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

The current Memorandum and Articles of Association currently authorizes 9,069,000 Class B shares which are held by Fine victory holding company Limited, of which Silong Chen, the Company’s Chief Executive Officer, may be deemed to have voting and dispositive power.

WE RECOMMEND THAT YOU VOTE FOR THE AMENDMENT TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

PROPOSAL FIVE

APPROVAL OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

(ITEM 5 ON THE PROXY CARD)

What am I voting on?

To approve the Amended and Restated Memorandum and Articles of Association (the “A&R M&AA”) of the Company.

What is the text of the changes to the A&R M&AA?

The text of the proposed A&R M&AA is set forth in Annex A to this proxy statement and is incorporated by reference into this proxy statement. The description of the proposed changes contained in this proxy statement does not purport to be complete and is qualified in its entirely by reference to the full text of the form of the A&R M&AA attached to this proxy statement as Annex A.

Among other changes, in the form of the A&R M&AA: (i) Clause 6.1 be amended to reflect the Company’s authorized Class B shares are increased from 9,069,000 shares to 19,069,000 shares and (ii) Clause 7.2.1 be amended to reflect each of the Class B share has the right to ten (10) votes on the resolutions.

WE RECOMMEND THAT YOU VOTE FOR APPROVAL OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each nominee listed in the Proxy Statement has agreed to serve as a director, if reelected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the next annual meeting of shareholders at which they are re-elected or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive such remuneration as our board of directors may determine or change from time to time for serving as directors and may receive incentive option grants from our company. In addition, each non-employee director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at www.dogness.com under Investor Relations and in print upon request. The Nominating Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting. The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees; however, the nominating committee does consider diversity of opinion and experience when nominating directors.

What are the Nominating Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nominating Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of the Company at No. 16 N. Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong, China:

●	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

●	the written consent of the candidate to serve as a director of the Company, if elected;

●	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

●	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nominating Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

●	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

●	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

●	A director must have a record of professional accomplishment in his or her chosen field; and

●	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors

c/o Secretary

No. 16 N. Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong

People’s Republic of China

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at www.dogness.com and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet or act by consent in Fiscal 2022?

Our Board acted by written consent or held meetings three (3) times in connection with matters related to the fiscal year ended June 30, 2022. Our Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee acted by written consent or held meetings three (3) times during the fiscal year ended June 30, 2022. The Compensation Committee acted by written consent or held meetings two (2) times during the fiscal year ended June 30, 2022. The Nominating Committee acted by written consent or held meetings two (2) times by unanimous written consent during the fiscal year ended June 30, 2022. Each incumbent director attended all of the meetings of the Board of Directors and of the standing committees of which he or she was a member during fiscal 2022. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2022, the Board of Directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of June 30, 2022, their principal functions and the number of meetings held during the year ended June 30, 2022 are shown below.

Compensation Committee

The members of the Compensation Committee were:

Qingshen Liu, Chairman

Zhiqiang Shao

Changqing Shi

The Compensation Committee acted by written consent or held meetings two (2) times during the year ended June 30, 2022. The Compensation Committee’s charter is available on the Company’s website at www.dogness.com under Investor Relations and in print upon request. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;

●	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers;

●	Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

●	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee were:

Zhiqiang Shao, Chairman

Qingshen Liu

Changqing Shi

The Audit Committee held three (3) meetings during the year ended June 30, 2022. The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Mr. Shao qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Global Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

●	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company;

●	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

●	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Audit Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

●	Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

●	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

●	Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

●	Review accounting and financial human resources and succession planning within the Company;

●	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

●	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Nominating Committee

The members of the Nominating Committee were:

Changqing Shi, Chairman

Zhiqiang Shao

Qingshen Liu

The Nominating Committee held two (2) meetings during the fiscal year ended June 30, 2022. All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Global Market listing standards. The Nominating Committee undertakes to:

●	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

●	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

●	Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;

●	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

●	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

●	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Dogness (International) Corporation, No. 16 N. Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong, China. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the business history of our Chief Executive Officer and Chairman of the Board of Directors, Mr. Silong Chen, and our Chief Financial Officer, Dr. Yunhao Chen, see the section “Proposal One: Election of Directors” elsewhere in this Proxy Statement.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S

NAMED EXECUTIVE OFFICERS

Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. The employment agreements also provide that we will pay for all mandatory social insurance programs for our executive officers in accordance with PRC regulations. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company. We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Silong Chen

On May 28, 2017, we entered a written employment agreement with Mr. Chen. Under the terms of Mr. Chen’s employment agreement, he is entitled to base compensation of  $10,000 per month. Mr. Chen received options to purchase 360,000 Class A shares for a purchase price of $1.50 per share, which options will vest monthly at a rate of 10,000 per month for the next three years following the completion of our initial public offering, with the first tranche vesting one month after completion of the offering. Mr. Chen’s employment agreement has no expiration date but may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event he is unable to perform assigned tasks or the parties are unable to agree to changes to his employment agreement. All of such options have vested.

Yunhao Chen

Effective May 28, 2017, we entered a written employment agreement with Dr. Chen to serve as our Chief Financial Officer. Under the terms of Dr. Chen’s employment agreement, she was entitled to base compensation of $10,000 per month through December 31, 2017. Beginning in January 2018, Dr. Chen’s salary is $150,000 per year. Effective as of the closing of our initial public offering, Dr. Chen received options to purchase 120,000 Class A shares for a purchase price of $1.50 per share, which options will vest monthly at a rate of 5,000 per month for the next two years following the completion of the offering, with the first tranche vesting one month after completion of the offering. All of such options have vested and have been exercised.

SUMMARY COMPENSATION TABLE

The following table shows the annual compensation paid by us for the year ended June 30, 2022 to Silong Chen, our principal executive officer, and Yunhao Chen, our principal financial officer. No other officer had a salary during either of the previous two years of more than $100,000.

Name and principal position	Salary	Bonus	Option Awards	All Other Compensation	Total
Silong Chen Principal Executive Officer	$120,000	0	0	0	$120,000
Yunhao Chen Principal Financial Officer	$150,000	0	0	0	$150,000

AUDIT COMMITTEE REPORT AND FEES PAID TO

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2022?

The members of the Audit Committee as of June 30, 2022 were Zhiqiang Shao, Chairman, Qingshen Liu and Changqing Shi. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Global Market. The Board of Directors has determined that Mr. Shao, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at dogness.com under Investor Relations.

How does the Audit Committee conduct its meetings?

During fiscal 2022, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s quarterly and annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s quarterly and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2022?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●	discussed with Audit Alliance LLP, the Company’s independent registered public accounting firm for fiscal 2022, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from Audit Alliance LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with Friedman about their independence. The Audit Committee has concluded that Friedman are independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2022?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2022.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2022?

The Audit Committee has reviewed and discussed the fees paid to Audit Alliance LLP during fiscal 2022 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with Audit Alliance LLP’s independence.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Zhiqiang Shao, Chairman

Qingshen Liu

Changqing Shi

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal years 2022, Audit Alliance LLP’s audit fees were $160,000, and Prager Metis CPAs, LLC’s audit fees were $30,000.

During fiscal years 2021, Prager Metis CPAs, LLC’s audit fees were $250,000, and Friedman LLP’s audit fees were $50,000.

Audit Related Fees

During fiscal years 2022, Audit Alliance LLP’s audit-related fees were $2,250.

During fiscal years 2021, Prager Metis CPAs, LLC’s audit-related fees were $0, and Friedman LLP’s audit-related fees were $0.

Tax Fees

During fiscal years 2022, Audit Alliance LLP’s tax fees were $0.

During fiscal years 2021, Prager Metis CPAs, LLC’s tax fees were $0, and Friedman LLP’s tax fees were $0.

All Other Fees

During fiscal years 2022, Audit Alliance LLP’s other fees were $0, Prager Metis CPAs, LLC’s other fees were $81,000, and Friedman LLP’s other fees were $80,000.

During fiscal years 2021, Prager Metis CPAs, LLC’s other fees were $0, and Friedman LLP’s other fees were $30,000.

Audit Committee Pre-Approval Policies

Before Audit Alliance LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Audit Alliance LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2022 that were attributed to work performed by persons other than Audit Alliance LLP’s full-time permanent employees was less than 50%.

BENEFICIAL OWNERSHIP OF SHARES

The following table sets forth information with respect to beneficial ownership of our shares as of September 12, 2022 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding shares;
●	Each of our directors and named executive officers; and
●	All directors and named executive officers as a group.

The number and percentage of shares beneficially owned are based on 39,274,259 shares outstanding as of September 12, 2022. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of September 12, 2022 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 16 N. Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong, China. As of the date of the statement, we have eight (8) shareholders of record. This does not include shareholders who hold their shares in “street name”. A majority of our shares are held outside the United States, and none of our directors is located in the United States.

	Shares Beneficially Owned (1)		Percentage of Voting
	Number	Percent	Power(2)
Named Executive Officers and Directors:
Silong Chen(3)	9,289,000	23.65%	47.72%
Zhiqiang Shao	0	0%	0%
Changqing Shi	0	0%	0%
Qingshen Liu	0	0%	0%
Yunhao Chen(4)	120,000	*	*
5% or Greater Shareholders
Fine victory holding company Limited(3)	9,069,000	23.09%	47.33%

* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. All shares represent Class A and Class B shares and granted options to the extent such options will vest within 60 days after September 12, 2022.

(2) Class A shares have one vote per share. Class B shares have three votes per share.

(3) Consists of 9,069,000 Class B shares held by Fine victory holding company Limited, of which Silong Chen may be deemed to have voting and dispositive power and vested options to purchase 220,000 Class A shares. Although Mr. Chen was granted options to purchase in aggregate 360,000 Class A shares, 140,000 of such options were cancelled. Due to his ownership of all outstanding Class B shares (which have three votes per share rather than one vote like Class A shares), Mr. Silong Chen has substantial control over Dogness. Shares underlying such options are included only for Silong Chen and not for Fine victory holding company Limited.

(4) Consists of 120,000 Class A shares obtained through the exercise of the option to purchase 120,000 Class A shares.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended June 30, 2022 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Shareholder Proposals

As a foreign private issuer, we are not required to accept shareholder proposals but welcome such proposals for the Board’s consideration or potential inclusion at share shareholder meetings. To be considered for inclusion in next year’s Proxy Statement or considered at next year’s annual meeting but not included in the Proxy Statement, shareholder proposals must be submitted in writing no later than December 31, 2022. All written proposals should be submitted to: Secretary, Dogness (International) Corporation, No. 16 N. Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong, China.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement are available at https://dogness.com under Investor Relations.

Annex A

Territory of the British Virgin Islands

The BVI Business Companies Act (As Revised)

Memorandum and Articles of Association

of

Dogness (International) Corporation

多尼斯 ( 国际 ) 股份有限公司

Incorporated the 11th day of July, 2016

Amended and restated the 10th day of October, 2017

Amended and restated the [  ] day of [  ], 2022

AMS FINANCIAL SERVICES LIMITED

Sea Meadow House, Blackburne Highway

(P.O. Box 116) Road Town, Tortola

British Virgin Islands

Tel: (284) 494-3399; Fax: (284) 494-3041

Email: info@amsfinancial.com

Website: www.amsfinancial.com

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS REVISED)

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

Dogness（International）Corporation

多尼斯（国际）股份有限公司

1	COMPANY NAME

1.1	The name of the Company is Dogness（International）Corporation. The Company has a foreign character name in addition to its name. The foreign character name of the Company is 多尼斯（国际）股份有限公司.

1.2	The directors or members may from time to time change the Company’s name by Resolution of Directors or Resolution of Members. The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file an application for change of name with the Registrar, and any such change will take effect from the date of the certificate of change of name issued by the Registrar.

1.3	A change of name of the Company shall constitute an amendment of this Memorandum and the Articles and, in the event of a resolution being passed to change the name of the Company, the provisions below in respect of amendments to this Memorandum and the Articles must be complied with.

2	COMPANY LIMITED BY SHARES, LIABILITY OF MEMBERS

2.1	The Company is a company limited by shares.

2.2	The liability of each member is limited to:

2.2.1	the amount from time to time unpaid on that member’s shares;

2.2.2	any liability expressly provided for in this Memorandum or the Articles; and

2.2.3	any liability to repay a distribution pursuant to section 58(1) of the Act.

3	REGISTERED OFFICE

3.1	The first registered office of the Company will be situated at AMS Trustees Limited, Sea Meadow House, Blackburne Highway, (P. O. Box 116), Road Town, Tortola, British Virgin Islands.

3.2	The directors or members may from time to time change the Company’s registered office by Resolution of Directors or Resolution of Members, provided that the Company’s registered office shall at all times be the office of the registered agent. The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file with the Registrar a notice of change of registered office, and any such change of registered office will take effect from the date of the registration by the Registrar of such notice.

4	REGISTERED AGENT

4.1	The first registered agent of the Company will be AMS Trustees Limited, Sea Meadow House, Blackburne Highway, (P. O. Box 116), Road Town, Tortola, British Virgin Islands.

4.2	The directors or members may from time to time change the Company’s registered agent by Resolution of Directors or Resolution of Members. The directors shall give notice of such resolution to the registered agent of the Company (meaning the existing registered agent), for the registered agent to file with the Registrar a notice of change of registered agent, and any such change of registered agent will take effect from the date of the registration by the Registrar of such notice.

4.3	If the existing registered agent does not file such notice on instruction by the directors, the directors shall procure that a notice of change of registered agent is filed with the Registrar by a legal practitioner in the British Virgin Islands acting on behalf of the Company, and any such change of registered agent will take effect from the date of the registration by the Registrar of such notice.

4.4	If at any time the Company does not have a registered agent, a registered agent may be appointed by a Resolution of Directors or Resolution of Members.

5	GENERAL OBJECTS AND POWERS

5.1	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Act or any other law of the British Virgin Islands.

5.2	Without limiting the foregoing, the powers of the Company include the power to do the following:

5.2.1	grant options over unissued shares in the Company and treasury shares;

5.2.2	issue securities that are convertible into shares;

5.2.3	give financial assistance to any person in connection with the acquisition of the Company’s own shares;

5.2.4	issue debt obligations of every kind and grant options, warrants and rights to acquire debt obligations;

5.2.5	guarantee a liability or obligation of any person and secure any obligations by mortgage, pledge or other charge, of any of its assets for that purpose; and

5.2.6	protect the assets of the Company for the benefit of the Company, its creditors and its members and, at the discretion of the directors, for any person having a direct or indirect interest in the Company.

6	MAXIMUM NUMBER OF AUTHORISED SHARES

6.1	The Company is authorised to issue a maximum of 110,000,000 shares made up of two classes of US$0.002 par value being 90,931,000 Class A shares and 19,069,000 Class B shares.

6.2	The shares issued of one class or series may be converted to another class or series.

6.3	The shares may be divided into such number of classes and series of shares as may be determined from time to time by Resolution of Directors or Resolution of Members and until so divided shall comprise one class and series.

6.4	The directors or members may from time to time by Resolution of Directors or Resolution of Members increase or decrease the maximum number of shares the Company is authorised to issue, by amendment to this Memorandum in accordance with the provisions below.

7	RIGHTS CONFERRED BY SHARES

7.1	Each Class A share in the Company confers on the holder:

7.1.1	the right to one vote on any Resolution of Members (subject to the rights and restrictions connected to each class of share as set out in Articles);

7.1.2	the right to an equal share in any dividend paid by the Company in accordance with the Act;

7.1.3	the right to an equal share in the distribution of the surplus assets of the Company; and

7.1.4	such other rights and restrictions as set out in the Articles of Association attaching to such shares.

7.2	Each Class B share in the Company confers on the holder:

7.2.1	the right to ten (10) votes on any Resolution of Members (subject to the rights and restrictions connected to such class of share as set out in Articles);

7.2.2	the right to an equal share in any dividend paid by the Company in accordance with the Act;

7.2.3	the right to an equal share in the distribution of the surplus assets of the Company; and

7.2.4	such other rights and restrictions as set out in the Articles of Association attaching to such shares.

8	REGISTERED SHARES ONLY

Shares in the Company may only be issued as registered shares and the Company is not authorised to issue bearer shares. Registered shares may not be exchanged for bearer shares or converted to bearer shares.

9	AMENDMENTS TO THIS MEMORANDUM AND THE ARTICLES

9.1	Subject to the provisions of the Act, the directors or members may from time to time amend this Memorandum or the Articles by Resolution of Directors or Resolution of Members. The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file with the Registrar a notice of the amendment to this Memorandum or the Articles, or a restated memorandum and articles of association incorporating the amendment(s) made, and any such amendment(s) to this Memorandum or the Articles will take effect from the date of the registration by the Registrar of the notice of amendment or restated memorandum and articles of association incorporating the amendment(s) made.

9.2	Notwithstanding any provision to the contrary in this Memorandum or the Articles, the directors shall not have the power to amend this Memorandum or the Articles:

9.2.1	to restrict the rights or powers of the members to amend this Memorandum or the Articles;

9.2.2	to change the percentage of members required to pass a resolution to amend this Memorandum or the Articles; or

9.2.3	in circumstances where this Memorandum or the Articles cannot be amended by the members.

9.3	A change of registered office or registered agent shall not constitute an amendment of this Memorandum or the Articles.

10	DEFINITIONS AND INTERPRETATION

10.1	In this memorandum of association and the articles of association of the Company:

“Act”	means the BVI Business Companies Act (As Revised);

“Affiliate”	means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

“Articles”	means the Company’s article or association, and “Article” shall be construed accordingly;

“Class A Member”	means the holder of a Class A share or shares.

“Class B Member”	means the holder of a Class B share or shares.

“Control”

means the possession, direct or indirect of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transaction Act”	means the Electronic Transactions Act (As Revised) of the British Virgin Islands.

“Memorandum”	means the Company’s memorandum of association;

“Members”	means the holders of the Class A and B shares collectively.

“Registrar”	means the Registrar of Corporate Affairs appointed under the Act;

“Resolution of Directors”	means either:

	(a)	a resolution approved at a duly constituted meeting of directors of the Company by a majority of the votes cast by directors who are present in person or by alternate at the meeting in accordance with the Articles; or

	(b)	a resolution consented to in writing by or on behalf of a majority of the directors of the Company in accordance with the Articles;

“Resolution of Members”	means either:

	(a)	a resolution passed at a meeting of members either on a show of hands or by a poll in accordance with the Articles; or

	(b)	a resolution duly consented to in writing members representing a majority of the votes of shares entitled to vote on the resolution in accordance with this Memorandum and the Articles.

10.2	In this Memorandum and the Articles:

10.2.1	words and expressions defined in the Act shall have the same meaning and, unless otherwise required by the context, the singular shall include the plural and vice versa, the masculine shall include the feminine and the neuter and references to persons shall include corporations and all entities capable of having a legal existence;

10.2.2	reference to a provision of law is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation;

10.2.3	the headings are for convenience only and shall not affect the construction of this Memorandum or the Articles;

10.2.4	reference to a thing being “written” or “in writing” includes all forms of writing, including all Electronic Records which, in the determination of the directors, satisfy the requirements of the Electronic Transactions Act;

10.2.5	reference to a thing being “signed” or to a person’s “signature” shall include reference to an electronic signature which, in the determination of the directors, satisfies the requirements of the Electronic Transactions Act and reference to the Company’s “seal” shall include reference to an electronic seal which, in the determination of the directors, satisfies the requirements of the Electronic Transactions Act.

We, AMS Trustees Limited of Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands, in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 11th day of July, 2016.

Incorporator

Sgd. Alicia Davis and Viola Salomon

_______________________________

Alicia Davis and Viola Salomon

Authorised Signatories

AMS Trustees Limited

Sea Meadow House

Blackburne Highway

P. O. Box 116

Road Town, Tortola

British Virgin Islands

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS REVISED)

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

Dogness（International）Corporation

多尼斯（国际）股份有限公司

1	SHARE CERTIFICATES

1.1	Every person whose name is entered as a member in the Company’s register of members, being the holder of shares, shall without payment (except where otherwise noted) be entitled to a share certificate in the following circumstances:

1.1.1	on the issuance of such shares to such member;

1.1.2	on the transfer of such shares to such member;

1.1.3	on a re-designation, conversion or other restructuring of such shares with the effect that the certificate in issue no longer properly describes such shares; and

1.1.4	at the discretion of the directors (who may levy a reasonable charge), on notice to the Company of a change of name of the member.

1.2	Such certificate shall be signed by a director or under the common seal of the Company (which the registered agent of the Company is authorised to affix to such certificate) with or without the signature of any director or officer of the Company specifying the share or shares held and the par value thereof (if any), provided that in respect of shares held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all.

1.3	If a certificate is worn out or lost it may, subject to the prior written consent of any mortgagee or chargee whose interest in the relevant certificated shares has been noted on the Company’s register of members, be renewed on production of the worn out certificate, or on satisfactory proof of its loss together with such indemnity as the directors may reasonably require. Any member receiving a share certificate shall indemnify and hold the Company and its officers harmless from any loss or liability which it or they may incur by reason of wrongful or fraudulent use or representation made by any person by virtue of the possession of such a certificate.

2	ISSUE OF SHARES

2.1	Subject to the provisions of these Articles, the unissued shares of the Company shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration, being not less than the par value (if any) of the shares being disposed of, and upon such terms and conditions as the directors may determine. Such consideration may take any form acceptable to the directors, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services. Before issuing shares for a consideration other than money, the directors shall pass a Resolution of Directors stating:

2.1.1	the amount to be credited for the issue of the shares;

2.1.2	their determination of the reasonable present cash value of the non-money consideration for the issue; and

2.1.3	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the shares.

2.2	Subject to the provisions of the Act in this regard, shares may be issued on the terms that they are redeemable or, at the option of the Company, liable to be redeemed, on such terms and in such manner as the directors before or at the time of the issue of such shares may determine.

2.3	The Company may issue bonus shares, partly paid shares and nil paid shares.

2.4	The directors may redeem any share issued by the Company at a premium.

2.5	Except as required by the Act, and notwithstanding that a share certificate may, in the Company’s discretion, refer to a member holding shares “as trustee” or similar expression, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except as provided by these Articles or by the Act) any other rights in respect of any share except any absolute right to the entirety thereof by the registered holder.

2.6	Section 46 of the Act in respect of pre-emptive rights shall not apply to the issue, allotment, transfer, purchase, redemption, or acquisition of shares in the Company.

3	FORFEITURE OF SHARES

3.1	The Company may, at any time after the due date for payment, serve on a member who has not paid in full for shares registered in the name of that member, a written notice of call (“Notice of Call”) specifying a date for payment to be made. The Notice of Call shall name a further date not earlier than the expiration of 14 days from the date of service of the Notice of Call on or before which the payment required by the Notice of Call is to be made and shall contain a statement that in the event of non-payment at or before the time named in the Notice of Call the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

3.2	Where a written Notice of Call has been issued under the foregoing Article and the requirements of the Notice of Call have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the shares to which the Notice of Call relates. The Company is under no obligation to refund any moneys to the member whose shares have been cancelled pursuant to this Article and that member shall be discharged from any further obligation to the Company.

4	TRANSFER OF SHARES

4.1	Shares in the Company shall be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. The instrument of transfer shall also be signed by the transferee if registration as a holder of the shares imposes a liability to the Company on the transferee. The instrument of transfer of a registered share shall be sent to the Company for registration.

4.2	Subject to the Memorandum, these Articles and to section 54(5) of the Act, the Company shall, on receipt of an instrument of transfer, enter the name of the transferee of the share in the Company’s register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution. Where the directors pass such a resolution, the Company shall send to the transferor and the transferee a notice of the refusal or delay. Notwithstanding anything contained in the Memorandum or these Articles, the directors shall not decline to register any transfer of shares, nor may they suspend registration thereof, where such transfer is:

4.2.1	to any mortgagee or chargee whose interest has been noted on the Company’s register of members; or

4.2.2	by any such mortgagee or chargee pursuant to the power of sale under its security or otherwise and in accordance with the terms of the relevant security document.

4.3	The transfer of a share is effective when the name of the transferee is entered in the Company’s register of members.

5	MORTGAGES OF SHARES AND CHARGES OVER SHARES

5.1	Members may mortgage or create a charge or other form of security over their shares.

5.2	The directors shall, at the written request of a member who has mortgaged or created a charge over his shares, enter in the Company’s register of members:

5.2.1	a statement that such shares are mortgaged or charged;

5.2.2	the name of the mortgagee or chargee (where such information has been stated by the member); and

5.2.3	the date on which the statement and name are entered in the Company’s register of members.

6	TRANSMISSION OF SHARES

6.1	Subject to sections 52(2) and 53 of the Act, the executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognised by the Company as having any title to such member’s share(s), save that and only in the event of death, incompetence or bankruptcy of any member or members as a consequence of which the Company no longer has any directors or members, then upon the production of any documentation which is reasonable evidence of the applicant being entitled to:

6.1.1	a grant of probate of the deceased’s will, or grant of letters of administration of the deceased’s estate, or confirmation of the appointment as executor or administrator (as the case may be, or analogous position in the relevant jurisdiction), of a deceased member’s estate;

6.1.2	the appointment of a guardian (or analogous position in the relevant jurisdiction) of an incompetent member;

6.1.3	the appointment as trustee (or analogous position in the relevant jurisdiction) of a bankrupt member; or

6.1.4	upon production of any other reasonable evidence of the applicant’s beneficial ownership of, or entitlement to the shares,

to the Company’s registered agent in the British Virgin Islands together with (if so requested by the registered agent) a notarised copy of the share certificate(s) of the deceased, incompetent or bankrupt member, an indemnity in favour of the registered agent and/or appropriate legal advice in respect of any document issued by a foreign court, then the administrator, executor, guardian or trustee in bankruptcy (as the case may be) notwithstanding that their name has not been entered in the Company’s register of members, may by written resolution of the applicant, endorsed with written approval by the registered agent, be appointed a director and/or entered in the Company’s register of members as the legal and/or beneficial owner of the shares.

6.2	Without limiting the foregoing, the production to the Company of any document which is reasonable evidence of:

6.2.1	a grant of probate of the will, or grant of letters of administration of the estate, or confirmation of the appointment as executor (or analogous position in the relevant jurisdiction), of a deceased member;

6.2.2	the appointment of a guardian (or analogous position in the relevant jurisdiction) of an incompetent member;

6.2.3	the trustee (or analogous position in the relevant jurisdiction) of a bankrupt member; or

6.2.4	the applicant’s legal and/or beneficial ownership of the shares,

shall be accepted by the Company even if the deceased, incompetent member or bankrupt member is resident and/or domiciled outside the British Virgin Islands if the document is issued by a foreign court which had competent jurisdiction in the matter. For the purposes of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian, trustee in bankruptcy or the applicant.

6.3	Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such (but without requiring an instrument of transfer).

6.4	Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

6.5	What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

7	ACQUISITION OF OWN SHARES AND CONVERSION

7.1	The Company may, in the manner determined by the directors by Resolution of Directors (and subject to the written consent of all the members whose shares are to be purchased, redeemed or otherwise acquired), purchase, redeem or otherwise acquire any of the Company’s own shares for such consideration as the directors consider fit, and either cancel or hold such shares as treasury shares. Shares may be purchased or otherwise acquired in exchange for newly issued shares in the Company.

7.2	The directors shall not, unless permitted pursuant to the Act, purchase, redeem or otherwise acquire any of the Company’s own shares unless immediately after such purchase, redemption or other acquisition:

7.2.1	the value of the Company’s assets exceeds it liabilities; and

7.2.2	the Company is able to pay its debts as they fall due.

7.3	Sections 60 and 61 of the Act shall not apply to the Company.

7.4	Each Class B share is convertible into one (1) Class A share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B share delivering a written notice to the Company that such holder elects to convert a specified number of Class B shares into Class A shares.

7.4.1	The number of Class B shares held by a holder thereof will be automatically and immediately converted into an equal and corresponding number of Class A shares upon any direct or indirect sale, transfer, assignment of disposition of such number of Class B shares by the holder thereof or an Affiliate of such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Shares through voting proxy or otherwise to any person or entity that is not an Affiliate of such holder. For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B shares, in which case all the related Class B shares shall be automatically converted into the same number of Class A shares.

7.4.2	All Class B shares will be automatically converted into the same number of Class A shares as soon as the Class B member beneficially owns less than 453, 450 Class B shares.

7.4.3	Class A shares are not convertible into Class B shares under any circumstances.

7.4.4	Upon any conversion of Class B shares to Class A shares pursuant to this Article 7.4, the company shall update its register of members to evidence such conversion.

7.4.5	Save and except for voting rights and conversion rights as set out in Article 7.4, the Class A shares and the Class B shares shall rank paripass and shall have the same rights, preferences, privileges and restrictions.

8	TREASURY SHARES

8.1	Shares may only be held as treasury shares by the Company to the extent that the number of treasury shares does not exceed 50% of the shares of that class previously issued by the Company, excluding shares that have been cancelled.

8.2	The directors may dispose of any treasury shares on such terms and conditions as they may from time to time determine.

9	LIEN

9.1	The Company shall have a first and paramount lien on every share which has been registered in the name of a member, whether singly or jointly with any other person, for all the debts incurred before or after the notice to the Company of any interest of any person other than such member, and whether the time for the payment or discharge of the same shall have arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not.

9.2	The Company’s lien on a share shall extend to all dividends payable on the share.

9.3	The directors may at any time either generally, or in any particular case, waive any lien that has arisen or may declare any share to be wholly or in part exempt from the provisions of this regulation 9.

9.4	The Company may sell, in such manner as may be determined by Resolution of Directors, any share on which the Company has a lien, but no sale shall be made unless the sum in respect of which the lien exists is payable nor until the expiry of twenty one days after a notice in writing, demanding payment of the sum payable and giving notice of the intention to sell in default of such payment, has been served on the member holding the share and shown as the member in the register of members of the Company.

9.4.1	The net proceeds of the sale by the Company of any share on which it has a lien shall be applied in or towards payment of the debt in respect of which the lien exists so far as the same is payable and any residue shall (subject to any like lien for debts or liabilities payable which existed upon the share prior to the sale) be paid to the member holding the share and shown as the member in the register of members of the Company immediately before the sale.

9.4.2	For giving effect to any such sale the directors may authorise any person to transfer the share sold to the purchaser thereof.

9.4.3	The purchaser shall be registered as the holder of the share and he shall not be bound to see the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.

10	NOTICE OF MEETINGS OF MEMBERS

10.1	The directors may convene meetings of members at such times and in such manner and places (within or outside the British Virgin Islands) as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members entitled to exercise at least thirty (30) percent of the voting rights in respect of the matter for which the meeting is requested.

10.2	Not less than seven (7) days’ notice specifying at least the place, the day and the hour of the meeting and general nature of the business to be conducted shall be given in the manner hereinafter mentioned to such persons whose names on the date the notice is given appear as members in the Company’s register of members and are entitled to vote at the meeting. The record date for determining those members that are entitled to vote at the meeting may be specified in the notice (and such record date need not be the date notice is given).

10.3	Notwithstanding the foregoing Article, a meeting of members held in contravention of the requirement to give notice is valid if members holding ninety (90) percent of:

10.3.1	the total voting rights on all the matters to be considered at the meeting; or

10.3.2	the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with an absolute majority of the remaining votes,

have waived notice of the meeting and, for this purpose, the presence of a member at the meeting shall be deemed to constitute waiver on his part (unless such member objects in writing before the meeting proceeds to business).

10.4	The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received a notice that has been properly given, shall not invalidate the meeting.

11	PROCEEDINGS AT MEETINGS OF MEMBERS

11.1	No business shall be transacted at any meeting of members unless a quorum of members is present at the time when the meeting proceeds to business. A quorum shall consist of the holder or holders present in person or by proxy entitled to exercise at least fifty (50) percent of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

11.2	A member shall be deemed to be present at a meeting of members if:

11.2.1	he or his proxy participates by telephone or other electronic means; and

11.2.2	all members and proxies participating in the meeting are able to hear each other.

11.3	If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting shall be dissolved or, at the discretion of the Chairman, shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Chairman may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the members present shall be a quorum, provided such members represent at least one-third (1/3) of the voting rights of the shares.

11.4	A member may attend a meeting of members personally or be represented by a proxy who may speak and vote on behalf of the member.

11.5	The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. An instrument appointing a proxy shall be in such form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy, but must be in writing under the hand of the appointer unless the appointer is a corporation or other form of legal entity (other than one or more individuals holding as joint owner) in which case the instrument appointing a proxy shall be in writing under the hand of an individual duly authorised by such corporation or legal entity to execute the same.

11.6	The directors may, at any time prior to the time appointed for the meeting of members to commence, appoint any person to act as chairman of the meeting of the members (the “Chairman”) or, if the directors do not make any such appointment, the Chairman of the Board shall preside as the Chairman. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the directors present shall elect one of their number to be the Chairman.

11.7	If no director is willing to act as Chairman or if no director is present within fifteen minutes after the time appointed for the meeting to commence, the members present shall choose one of their number to be Chairman.

11.8	The Chairman may adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.9	At any meeting a resolution put to the vote of the meeting shall be decided on a show of hands by the holders of a majority of in excess of fifty (50) percent of the votes of those members (or their duly appointed proxies) entitled to vote and voting on the resolution, unless a poll is (before or on the declaration of the result of the show of hands) demanded:

11.9.1	by the Chairman; or

11.9.2	by any member present in person or by proxy and holding not less than one tenth of the total voting shares issued and having the right to vote on such resolution.

11.10	Unless a poll be so demanded, a declaration by the Chairman that a resolution has, on a show of hands been carried, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be sufficient evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

11.11	If a poll is duly demanded it shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn, at the discretion of the Chairman.

11.12	On a poll, every holder of a voting share present in person or by proxy shall have one vote for every voting share of which he is the holder which confers the right to a vote on the resolution. On a poll, a Resolution of Members is passed if it is approved by a majority of the votes validly cast by members holding shares entitled to vote on the poll.

11.13	In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall not be entitled to a second or casting vote.

11.14	Subject to the Memorandum or these Articles, an action that may be taken by members at a meeting of members may also be taken by a resolution consented to in writing, without the need for any notice. The consent may consist of several documents, including written communications in like form each signed or assented to by one or more members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date from which members holding a sufficient number of votes of shares to pass the resolution have given their written consent.

11.15	If a committee is appointed for any member who is of unsound mind, that member may vote by such committee

12	JOINTLY HELD SHARES

12.1	Where shares are registered in the names of joint owners:

12.1.1	each registered owner may be present in person or by proxy at a meeting of members and may speak as a member;

12.1.2	if only one of them is present in person or by proxy, he may vote on behalf of all of them; and

12.1.3	if two or more are present in person or by proxy, they must vote as one. If more than one joint owner votes in person or by proxy at any meeting of members or consents in writing pursuant to Article 10.14, the vote or consent of the joint owner whose name appears first among such joint holders in the Company’s register of members shall alone be counted.

13	CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

Any corporation or other form of corporate legal entity which is a member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the members or any class of members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member.

14	APPOINTMENT AND REMOVAL OF DIRECTORS

14.1	The first director or directors shall be appointed by the registered agent of the Company. Thereafter, the directors shall be appointed and removed by Resolution of Directors or Resolution of Members. A director shall be appointed for such term as may be specified on his appointment or, failing any term specified, shall be deemed to be appointed indefinitely. Sections 114(2) and 114(3) of the Act shall not apply to the Company.

14.2	Where there are no members of the Company and the sole director or all the directors appointed under paragraph 13.1, resign or die or in the case of a director that is not an individual, ceases to exist, the first registered agent may appoint one or more persons as directors of the Company.

14.3	The directors may, by Resolution of Directors, appoint a director to fill a vacancy on the board of directors of the Company. The term of the appointment of such director shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office. A vacancy on the board of directors of the Company occurs if a director dies, or in the case of a director that is not an individual, ceases to exist, or otherwise ceases to hold office as a director prior to the expiration of his term of office.

14.4	A person shall not be appointed as a director unless he has consented in writing to be a director.

14.5	Each director holds office until:

14.5.1	his disqualification to act as a director under section 111 of the Act (on which his office as director shall be automatically terminated if he has not resigned in accordance with section 115(2) of the Act);

14.5.2	his death or, in the case of a director that is not an individual, its ceasing to exist;

14.5.3	his resignation;

14.5.4	the expiry of the term of office (if any) specified on his appointment or as the directors or members may have determined; or

14.5.5	the effective date of his removal by Resolution of Directors or Resolution of Members.

14.6	The following are disqualified for appointment as a director:

14.6.1	an individual who is under 18 years of age;

14.6.2	a person who is a disqualified person within the meaning of section 260(4) of the Insolvency Act (As Revised);

14.6.3	a person who is a restricted person within the meaning of section 409 of the Insolvency Act (As Revised); and

14.6.4	an undischarged bankrupt.

14.7	A director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of directors and meeting of members and at any separate meeting of the holders of any class of shares in the Company.

14.8	The remuneration of directors (whether by way of salary, commission, participation in profits or otherwise) in respect of services rendered or to be rendered in any capacity to the Company (including to any company in which the Company may be interested) shall be fixed by Resolution of Directors or Resolution of Members. The directors may also be paid such travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the members, or in connection with the business of the Company as shall be approved by Resolution of Directors or Resolution of Members.

15	ALTERNATE DIRECTORS AND RESERVE DIRECTORS

15.1	A director, by written instrument deposited at the registered office, may from time to time appoint another director or another person who is not disqualified for appointment as a director under section 111 of the Act to be his alternate to:

15.1.1	exercise the appointing director’s powers; and

15.1.2	carry out the appointing director’s responsibilities,

in relation to the taking of decisions by the directors in the absence of the appointing director.

15.2	No person shall be appointed as an alternate director unless he has consented in writing to be an alternate director. The appointment of an alternate director does not take effect until written notice of the appointment has been deposited at the registered office.

15.3	The appointing director may, at any time, terminate or vary the alternate’s appointment. The termination or variation of the appointment of an alternate director does not take effect until written notice of the termination or variation has been deposited at the registered office, save that if a director shall die or cease to hold the office of director, the appointment of his alternate shall thereupon cease and terminate immediately without the need for notice.

15.4	An alternate director has no power to appoint an alternate, whether of the appointing director or of the alternate director.

15.5	An alternate director has the same rights as the appointing director in relation to any meeting of directors and any Resolution of Directors passed by way of a consent in writing. Unless stated otherwise in the notice of the appointment of the alternate, or a notice of variation of the appointment, if undue delay or difficulty would be occasioned by giving notice to a director of a resolution of which his approval is sought in accordance with these Articles his alternate (if any) shall be entitled to waive notice on behalf of the appointing director and vote on or consent to the resolution on behalf of that director. Any exercise by the alternate director of the appointing director’s powers in relation to the taking of decisions by the directors is as effective as if the powers were exercised by the appointing director. An alternate director does not act as an agent of or for the appointing director and is liable for his own acts and omissions as an alternate director.

15.6	The remuneration of an alternate (if any) shall be payable out of the remuneration payable to the director appointing him (if any), as agreed between such alternate and the director appointing him.

15.7	Where the Company has only one member with voting rights who is an individual and that member is also the sole director (the “sole member/director”), that sole member/director may, by instrument in writing, nominate a person who is not disqualified from being a director under section 111(1) of the Act as a reserve director of the Company to act as director in the place of the director in the event of his death. A person shall not be nominated as a reserve director unless he has consented in writing to be nominated as a reserve director. The nomination of a person as a reserve director of the Company ceases to have effect if:

15.7.1	before the death of the sole member/director who nominated him:

(a)	he resigns as reserve director; or

(b)	the sole member/director revokes the nomination in writing; or

15.7.2	the sole member/director who nominated him ceases to be the sole member/director for any reason other than his death.

16	DUTIES OF DIRECTORS AND CONFLICTS OF INTERESTS

16.1	A director, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be the best interests of the Company.

16.2	Notwithstanding the foregoing Article:

16.2.1	if the Company is a wholly-owned subsidiary, a director may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the Company’s parent even though it may not be in the best interests of the Company;

16.2.2	if the Company is a subsidiary, but not a wholly-owned subsidiary, a director may, when exercising powers or performing duties as a director, with the prior agreement of all the members, other than its parent, act in a manner which he believes is in the best interests of the Company’s parent even though it may not be in the best interests of the Company; and

16.2.3	if the Company is carrying out a joint venture between the members, a director may, when exercising powers or performing duties as a director in connection with the carrying out of the joint venture, act in a manner which he believes is in the best interests of a member or members, even though it may not be in the best interests of the Company.

16.3	A director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the Company acting, in a manner that contravenes the Act or the Memorandum or these Articles.

16.4	A director, when exercising powers or performing duties as a director, shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation:

16.4.1	the nature of the Company;

16.4.2	the nature of the decision; and

16.4.3	the position of the director and the nature of the responsibilities undertaken by him.

16.5	A director, when exercising his powers or performing his duties as a director, is entitled to rely upon the register of members and upon books, records, financial statements and other information prepared or supplied, and on professional or expert advice given, by:

16.5.1	an employee of the Company whom the director believes on reasonable grounds to be reliable and competent in relation to the matters concerned;

16.5.2	a professional adviser or expert in relation to matters which the director believes on reasonable grounds to be within the person’s professional or expert competence; and

16.5.3	any other director, or committee of directors upon which the director did not serve, in relation to matters within the director’s or committee’s designated authority, provided that the director:

(a)	acts in good faith;

(b)	makes proper inquiry where the need for the inquiry is indicated by the circumstances; and

(c)	has no knowledge that his reliance on the register of members or the books, records, financial statements and other information or expert advice is not warranted.

16.6	A director may hold any other office or position of profit under the Company (except that of auditor or liquidator) in conjunction with his office of director, and may act in a professional capacity to the Company on such terms as to remuneration and otherwise as the directors shall approve.

16.7	A director may be or become a director or officer of, or otherwise be interested in any company promoted by the Company, or in which the Company may be interested, as a member or otherwise and no such director shall be accountable for any remuneration or other benefits received by him as director or officer or from his interest in such other company. The directors may also exercise the voting powers conferred by the shares in any other company held or owned by the Company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolutions appointing them, or of their number, directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company. A director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or be about to become, a director or officer of such other company, and as such in any other manner is, or may be, interested in the exercise of such voting rights in the manner aforesaid.

16.8	No director shall be disqualified by his office from contracting with the Company either as a buyer, seller or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director shall be in any way interested be voided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement, by reason of such director holding that office or by reason of the fiduciary relationship thereby established, provided such director shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose such interest to the board. For the purposes of this Article:

16.8.1	a director is not required to make such a disclosure if:

(a)	the transaction or proposed transaction is between the director and the Company; and

(b)	the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions;

16.8.2	a disclosure to the board to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction. Such a disclosure is not made to the board unless it is made or brought to the attention of every director on the board; and

16.8.3	subject to section 125(1) of the Act, the failure by a director to comply with this Article does not affect the validity of a transaction entered into by the director or the Company.

16.9	A director who is interested in a transaction entered into or to be entered into by the Company may:

16.9.1	vote on a matter relating to the transaction;

16.9.2	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

16.9.3	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

17	POWERS OF DIRECTORS

17.1	The business of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company, and may exercise all such powers of the Company necessary for managing and for directing and supervising, the business and affairs of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the members, subject to any delegation of such powers as may be authorised by these Articles and permitted by the Act and to such requirements as may be prescribed by Resolution of the Members, but no requirement made by Resolution of the Members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

17.2	Section 175 of the Act shall not apply to the Company.

17.3	If the number of directors shall have been fixed at two or more persons and by reason of vacancies having occurred in the board there shall be only one continuing director, he shall be authorised to act alone only for the purpose of appointing another director.

18	DELEGATION BY THE BOARD TO DIRECTORS, COMMITTEES, OFFICERS, ATTORNEYS AND AGENTS

18.1	The board may entrust to and confer upon any director or officer any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to the provisions of section 110 of the Act, the directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committees so formed shall in the exercise of powers so delegated conform to any regulations that may be imposed on it by the directors or the provisions of the Act.

18.2	The directors have no power to delegate the following powers to a committee of directors:

18.2.1	to amend the Memorandum or these Articles;

18.2.2	to designate committees of directors;

18.2.3	to delegate powers to a committee of directors (provided that this and the preceding sub- Article do not prevent a committee of directors, where authorised by the directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub- committee);

18.2.4	to appoint or remove directors;

18.2.5	to appoint or remove an agent;

18.2.6	to approve a plan or merger, consolidation or arrangement;

18.2.7	to make a declaration of solvency for the purposes of section 198(1)(a) of the Act or approve a liquidation plan; or

18.2.8	to make a determination under section 57(1) of the Act that the Company will, immediately after a proposed distribution, satisfy the solvency test.

18.3	Where the directors delegate their powers to a committee of directors, they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds that, at all times before the exercise of the power, the committee would exercise the power in conformity with the duties imposed on directors by the Act.

18.4	The directors may, by Resolution of Directors, appoint officers of the Company at such times as shall be considered necessary or expedient. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modifications in such duties as may be prescribed by the directors thereafter.

18.5	Any person may hold more than one office and no officer need be a director or member. The officers shall remain in office until removed from office by the directors, whether or not a successor is appointed.

18.6	Any officer who is a body corporate may appoint any person as its duly authorised representative for the purpose of representing it and of transacting any of the business of the officers.

18.7	The directors may from time to time by power of attorney appoint any company, firm or person or body of persons to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles) and for such period and subject to such conditions as the directors think fit.

18.8	The directors may appoint any person, including a person who is a director, to be an agent of the Company. An agent of the Company has such powers and authority of the directors, including the power and authority to affix the common seal of the Company, as are set forth in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

18.8.1	to amend the Memorandum or these Articles;

18.8.2	to change the registered office or registered agent;

18.8.3	to designate committees of directors;

18.8.4	to delegate powers to a committee of directors;

18.8.5	to appoint or remove directors;

18.8.6	to appoint or remove an agent;

18.8.7	to fix emoluments of directors;

18.8.8	to approve a plan of merger, consolidation or arrangement;

18.8.9	to make a declaration of solvency for the purposes of section 198(1)(a) of the Act or to approve a liquidation plan;

18.8.10	to make a determination under section 57(1) of the Act that the Company will, immediately after a proposed distribution, satisfy the solvency test as stipulated in section 56 of the Act; or

18.8.11	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

18.9	Where the directors appoint any person to be an agent of the Company, they may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

18.10	The directors may at any time remove an agent and may revoke or vary a power conferred on him.

19	PROCEEDINGS OF DIRECTORS

19.1	The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. The meetings of the board and any committee thereof shall be held at such place or places (within or outside the British Virgin Islands) as the directors shall decide.

19.2	A director may at any time summon a meeting of the directors. A director shall be given not less than three (3) business days’ (as defined in the Act) notice of a meeting of the directors, save that a meeting of directors held on less notice is valid if a majority of the directors entitled to vote at the meeting have waived the notice of the meeting; and, for this purpose, the presence of a director at the meeting shall be deemed to constitute waiver on his part (unless he objects in writing before the meeting proceeds to business).

19.3	The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, shall not invalidate the meeting.

19.4	Any director who is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at meetings of the directors and of transacting any of the business of the directors.

19.5	A meeting of the directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-third of the total number of directors with a minimum of two (2).

19.6	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

19.7	A director shall be deemed to be present at a meeting of the board if:

19.7.1	he or his alternate participates by telephone or other electronic means; and

19.7.2	all directors and alternates participating in the meeting are able to hear each other.

19.8	The directors may elect a chairman (the “Chairman of the Board”) of their meeting and determine the period for which he is to hold office. If no such Chairman of the Board is elected, or if at any meeting the Chairman of the Board is not present at the time appointed for holding the meeting, the directors present may choose one of their number to be Chairman of the Board for the meeting. If the directors are unable to choose a Chairman of the Board, for any reason, then the longest serving director present at the meeting shall preside as the Chairman of the Board.

19.9	Questions arising at any meeting of directors shall be decided by a majority of the votes cast by directors who are present in person or by alternate at the meeting and entitled to vote on the resolution. In the event of an equality in votes the Chairman of the Board shall have a second or casting vote.

19.10	A resolution approved by a majority of the directors or their alternates for the time being entitled to receive notice of a meeting of the directors taking the form of a consent in writing shall be as valid and effectual as if it had been passed at a meeting of the directors duly convened and held, without the need for any notice. The consent in writing may consist of several documents, including written communications, in like form each signed or assented to by one or more directors. If the consent is in one or more counter parts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date from which directors having a sufficient number of votes to pass the resolution have given their written consent.

19.11	If the Company shall have only one director, the foregoing provisions for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters and in lieu of minutes of a meeting shall record in writing and sign a note of memorandum of all matters requiring a Resolution of Directors. Such note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

20	INDEMNIFICATION AND INSURANCE

20.1	Subject to the provisions of the Act, every director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

20.2	The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such Indemnified Person shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

20.3	The directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

21	COMPANY SEAL AND ENTRY INTO CONTRACTS AND DEEDS

21.1	The directors shall provide for the safe custody of the common seal of the Company. The common seal when affixed to any instrument (save for a share certificate in accordance with these Articles) shall be witnessed by a director or officer of the Company or any other person so authorised from time to time by the directors.

21.2	A contract may be entered into by the Company as follows:

21.2.1	a contract that, if entered into by an individual, would be required by law to be in writing and under seal, may be entered into by or on behalf of the Company in writing under the common seal of the Company, or executed by or on behalf of the Company by a director or an authorised agent of the Company, and may be varied or discharged in the same manner;

21.2.2	a contract that, if entered into by an individual, would be required by law to be in writing and signed, may be entered into by or on behalf of the Company in writing and signed by a person acting under the express or implied authority of the company, and may be varied or discharged in the same manner; and

21.2.3	a contract that, if entered into by an individual, would be valid although entered into orally, and not reduced to writing, may be entered into orally by or on behalf of the Company by a person acting under the express or implied authority of the Company, and may be varied or discharged in the same manner.

21.3	Notwithstanding the foregoing Article, an instrument is validly executed by the Company as a deed, or an instrument under seal, if it is either:

21.3.1	sealed with the common seal of the Company and witnessed by a director and/or such other person who is authorised by the Memorandum or these Articles to witness the application of the common seal of the Company; or

21.3.2	expressed to be, or is expressed to be executed as, or otherwise makes clear on its face that it is intended to be, a deed and it is signed by a director and/or by a person acting under the express or implied authority of the Company.

22	DISTRIBUTIONS

22.1	Subject to the provisions of the Act, the directors may, by Resolution of Directors, authorise a distribution by the Company at a time, and of an amount, and to any members they think fit if they are satisfied, on reasonable grounds that, immediately after the distribution, the value of the Company’s assets will exceed the Company’s liabilities and the Company will be able to pay its debts as they fall due. Distributions, including dividends, may be declared and paid in cash or in specie, in shares or other assets and the directors may for such purpose set such value as they deem fair upon any such assets.

22.2	No distribution shall be paid on those shares which are held by the Company as treasury shares at the date of declaration of the distribution.

22.3	The directors may, before recommending any distribution, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at their discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit.

22.4	If several persons are registered as joint holders of any share, any of them may give effectual receipt for any distribution or other monies payable on or in respect of the share.

22.5	Notice of any distribution that may have been declared shall be given to each member in the manner hereinafter mentioned and all distributions unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Company.

22.6	No distribution shall bear interest against the Company.

23	COMPANY RECORDS

23.1	The Company shall keep records that:

23.1.1	are sufficient to show and explain the Company’s transactions; and

23.1.2	will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

23.2	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

23.2.1	minutes of all meetings and all resolutions of members and of classes of members;

23.2.2	minutes of all meetings and all resolutions of directors and committees of directors; and

23.2.3	the records and underlying documentation of the Company (including, without limitation, its accounts (if any)).

23.3	Where any such records are kept at a place other than at the office of the Company’s registered agent, the Company shall provide the registered agent with a written record of the physical address of the place or places at which the records are kept. Where the place at which any such records are kept is changed, the Company shall provide the registered agent with the physical address of the new location of the records within fourteen (14) days of the change of location.

23.4	The Company shall retain its records and underlying documentation for a period of at least five years from the date:

23.4.1	of completion of the transaction to which the records and underlying documentation relate; or

23.4.2	the Company terminates the business relationship to which the records and underlying documentation relate, and for these purposes “business relationship” means a continuing arrangement between the Company and one or more persons with whom the Company engages in business, whether on a one-off, regular or habitual basis.

23.5	The Company shall keep a register to be known as a register of directors containing the names and addresses of the persons who are directors, the date on which each person whose name is entered in the register was appointed as a director, the date on which each person named as a director ceased to be a director, and such other information as may be prescribed from time to time by law.

23.6	The Company shall maintain an accurate and complete register of members showing the full names and addresses of all persons holding registered shares in the Company, the number of each class and series of registered shares held by such person, the date on which the name of each member was entered in the register of members and where applicable, the date such person ceased to hold any registered shares in the Company.

23.7	The Company shall maintain an accurate and complete register of charges in accordance with section 162(1) showing;

23.7.1	if the charge is a charge created by the company, the date of its creation or, if the charge is a charge existing on property acquired by the company, the date on which the property was acquired;

23.7.2	a short description of the liability secured by the charge;

23.7.3	a short description of the property charged;

23.7.4	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

23.7.5	unless the charge is a security to bearer, the name and address of the holder of the charge; and

23.7.6	details of any prohibition or restriction, if any, contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

23.8	The Company shall keep the following at the office of its registered agent:

23.8.1	the Memorandum and these Articles;

23.8.2	the register of members maintained in accordance with these Articles or a copy of the register of members;

23.8.3	the register of directors maintained in accordance with these Articles or a copy of the register of directors;

23.8.4	copies of all notices and other documents filed by the Company in the previous ten years;

23.8.5	a copy of the register of charges kept by the Company pursuant to section 162(1) of the Act; and

23.8.6	an imprint of the common seal.

23.9	Where the Company keeps a copy (but not the original) of the register of members or the register of directors at the office of its registered agent, it shall:

23.9.1	within fifteen (15) days of any change in the register, notify the registered agent, in writing, of the change; and

23.9.2	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept,

and where the place at which the original register of members or the original register of directors is kept is changed, the Company shall provide the registered agent with the physical address of the new location of the records within fourteen (14) days of the change of location.

23.10	The records, documents and registers required by these Articles shall be open to the inspection of the directors at all times.

23.11	The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the records, documents and registers of the Company or any of them shall be open to the inspection of members not being directors, and no member (not being a director) shall have any right to inspect any records, documents or registers of the Company except as conferred by the Act or authorised by a Resolution of Directors.

24	AUDIT

24.1	The directors may by a Resolution of Directors call for the accounts of the Company to be examined by an auditor or auditors to be appointed by them at such remuneration as may from time to time be agreed.

24.2	The auditor may be a member but no director or officer of the Company shall be eligible to be an auditor of the Company during his continuance in office.

24.3	Every auditor of the Company shall have a right of access at all times to the books of account of the Company, and shall be entitled to require from the officers of the Company such information and explanations as he thinks necessary for the performance of his duties.

24.4	The report of the auditor shall be annexed to the accounts upon which he reports, and the auditor shall be entitled to receive notice of, and to attend, any meeting at which the Company’s audited profit and loss account and/or balance sheet is to be presented.

25	NOTICES

25.1	Any notice, information or written statement required to be given to members shall be served by mail, fax (or equivalent means of transmittance) or email addressed to each member at the address shown in the Company’s register of members (or where the notice is given by email or fax (or equivalent means of transmittance) by sending it to the email address or fax number (or equivalent) provided by such member). Any mailed notice, if posted from one country to another, is to be sent by airmail.

25.2	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays in the British Virgin Islands) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the British Virgin Islands) following the day on which the notice was posted. Where a notice is sent by fax (or equivalent means of transmittance), service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by email, service shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for receipt of the email to be acknowledged by the recipient.

25.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a share or shares in consequence of the death or bankruptcy of a member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

25.4	All notices directed to be given to the members shall, with respect to any registered shares to which persons are jointly entitled, be given to whichever of such persons is named first in the Company’s register of members, and notice so given shall be sufficient notice to all the holders of such shares.

25.5	Where a law of the Articles requires information to be delivered or sent to, or to be served on, a person, section 10(1) of the Electronic Transactions Act shall be varied such that (i) the originator of any electronic communication shall not be required to state that the receipt of the electronic communication is to be acknowledged; and (ii) unless the originator expressly requires an acknowledgment of receipt, the addressee shall not be required to acknowledge receipt.

26	CONTINUATION

The Company may, by a Resolution of Directors or by a Resolution of Members, continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

27	LIQUIDATION

27.1	The Company may be voluntarily liquidated under Part XII of the Act if;

27.1.1	it has no liabilities; or

27.1.2	it is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities.

27.2	A voluntary liquidator may, subject to the terms of the Act, be appointed by a Resolution of Directors or by a Resolution of Members provided the members have approved, by Resolution of Members, a liquidation plan approved by the directors.

27.3	If the Company shall be liquidated, the voluntary liquidator may divide amongst the members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any such property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributors as the liquidator shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

We, AMS Trustees Limited of Sea Meadow House, Blackburne Highway, P. O. Box 116, Road Town, Tortola, British Virgin Islands, in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 11th day of July, 2016.

Incorporator

Sgd. Alicia Davis and Viola Salomon

_______________________________

Alicia Davis and Viola Salomon

Authorised Signatories

AMS Trustees Limited

Sea Meadow House, Blackburne Highway

P. O. Box 116

Road Town, Tortola

British Virgin Islands

DOGNESS (INTERNATIONAL) CORPORATION

Annual Meeting of Shareholders

October 18, 2022, 9:00 AM, Beijing Time

(October 17, 2022, 9:00 PM, Eastern Time)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF DOGNESS (INTERNATIONAL) CORPORATION

The undersigned shareholder(s) of Dogness (International) Corporation (the “Company”), hereby appoint(s) Silong Chen or Yunhao Chen as proxy, each with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual meeting of shareholders of the Company to be held on October 18, 2022, at 9:00 a.m. China Time (9:00 p.m. Eastern Time on October 17, 2022), at Conference Room 1A, No. 16 N. Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong Province, China, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” THE ELECTION OF ALL NOMINEES UNDER PROPOSAL NO. 1, “FOR” PROPOSAL NO. 2, NO. 3, NO. 4, AND NO. 5, AND IN THE DISCRETION OF THE PROXY WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

Continued and to be signed on reverse side

DOGNESS (INTERNATIONAL) CORPORATION

VOTE BY INTERNET

www.transhare.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 4:00 PM, Eastern Time, on October 17, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ________________________________________

VOTE BY EMAIL

Please email your signed proxy card to akotlova@bizsolaconsulting.com.

VOTE BY FAX

Please fax your signed proxy card to 1.727. 269.5616

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR the nominees and FOR Proposals 2 through 6.

		FOR		WITHHOLD
1.	Resolution THAT the following individuals be elected as Directors.

	Silong Chen	☐		☐
	Yunhao Chen	☐		☐
	Qingshen Liu	☐		☐
	Zhiqiang Shao	☐		☐
	Changqing Shi	☐		☐

		FOR	AGAINST	ABSTAIN
2.	Resolution THAT Audit Alliance LLP be ratified and appointed as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2022.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
3.	Resolution THAT an amendment to the Memorandum and Articles of Association to provide that the Class B Shares shall be entitled to ten (10) votes per share be approved	☐	☐	☐

		FOR	AGAINST	ABSTAIN
4.	Resolution THAT an amendment to the Memorandum and Article of Association to increase the authorized Class B shares by 10,000,000 shares be approved	☐	☐	☐

		FOR	AGAINST	ABSTAIN
5.	Resolution THAT the Amended and Restated Memorandum and Articles of Association of the Company be approved	☐	☐	☐

		FOR	AGAINST	ABSTAIN
6.	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)